Onconetix, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202

VIA EDGAR

November 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention:	Joshua Gorsky
Tim Buchmiller

Re:	Onconetix, Inc.
Registration Statement on Form S-1
Filed November 1, 2024
File No. 333-282958

Ladies and Gentlemen:

Onconetix, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 7, 2024, regarding the Registration Statement on Form S-1 filed with the Commission on November 1, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (the “Amendment”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

General

1.	We note you have entered into the ELOC Purchase Agreement and are registering the shares that will be issued for resale. This appears to be an equity line financing. As such, please identify the equity line investor as an underwriter for the resale of those shares, or advise. Additionally, please file the executed version of the ELOC Purchase Agreement as an exhibit to the registration statement. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the cover page and page 28 of the Amendment, and has filed the ELOC Purchase Agreement as Exhibit 10.66 to the Amendment.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq. of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Onconetix, Inc.

By:	/s/ Karina M. Fedasz
Name:	Karina M. Fedasz
Title:	Interim Chief Financial Officer
cc:	Ellenoff Grossman & Schole LLP